Navios Maritime Holdings Inc.
Announces
Acquisition of Kleimar N.V.

Piraeus, Greece   —   (February 5, 2007) — Navios Maritime Holdings Inc. (‘‘Navios’’) (NASDAQ: BULK, BULKU, BULKW), a large, global, vertically integrated seaborne shipping company, announced today that it has acquired all of the outstanding share capital of Kleimar N.V. (‘‘Kleimar’’) for cash consideration of $165.6 million, subject to certain cash adjustments. It is anticipated that the net cash consideration paid for the shares would be approximately $140.3 million, after taking into account the cash retained on Kleimar’s balance sheet and certain proceeds from an asset sale triggered by the change in control of Kleimar. Kliemar also has outstanding debt of approximately $21.3 million.

Kleimar is a Belgian maritime transportation company established in 1993. Kleimar has 11 employees and is an owner and operator of capesize and panamax vessels used in transporting cargoes. It also has an extensive Contract of Affreightment (‘‘COA’’) business, a large percentage of which involves transporting cargo to China.

‘‘As a result of this acquisition, Navios has achieved a number of strategic objectives,’’ stated Ms. Angeliki Frangou, Chairman and CEO of Navios. ‘‘We have acquired a strong foothold in the capesize sector, which is in great demand for transporting iron ore and coal to Asia and elsewhere. Kleimar also has an excellent reputation with steel companies, utilities and other industrial houses and conducts business with, among others, Total, Arcelor, Constellation Energy and BAO Steel. Thus, this acquisition will expand Navios’s ‘‘blue chip’’ client list. Finally, Kleimar’s capesize business increases Navios’s ability to capture information relating to the transport of commodities essential for building infrastructure.’’

Kleimar currently controls 12 vessels, of which it has ownership interests in three. One of the owned vessels will be sold as a result of the change in control. The long term chartered-in fleet consists of five capesize vessels, chartered-in at an average daily rate of $17,477, three panamaxes, chartered-in at an average daily rate of $12,109, and one handymax chartered-in at $7,950 per day. The average age of Kleimar’s controlled fleet is 3.0 years.

Kleimar also has purchase options on two capesize vessels, the Beaufiks (2004 built) and the Fantastiks (2005 built), exercisable for an average price of $35.7 million during the first quarter of 2008. These purchase options are substantially in-the-money based on current capesize valuations for forward deliveries.

Ms. Frangou continued, ‘‘The business model of Kleimar is similar to the business model of Navios; Kleimar has owned vessels, long term chartered-in vessels at rates below current market rates, purchase options which are deep in the money and an established COA business. Kleimar’s application of this business model in the capesize sector will immediately complement Navios’s panamax/handymax platform. Kleimar’s extensive COA business also is a significant additional diversification in Navios’s business.’’

The purchase of Kleimar was financed with existing cash on Navios’s balance sheet and Navios’s $120 million revolver credit facility with HSH Nordbank and Commerzbank AG. Navios expects that the resulting use of debt will be in line with Navios’s current leverage. In addition to the strategic value of Kleimar, Navios expects this transaction to be accretive to shareholders, both from a cash flow and earnings standpoint.

Navios was represented in this transaction by S. Goldman Advisors LLC, HSH Corporate Finance GmbH, and Investments and Finance Ltd. Kleimar was assisted in this transaction by Clarkson PLC.

Navios expects to hold a conference call and webcast later this week to discuss this transaction. Details of the conference call will be made available on Wednesday, February 7, 2006.

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. is a large, global, vertically integrated seaborne shipping company transporting a wide range of drybulk commodities including iron ore, coal and grain. For over 50 years, Navios has worked with raw materials producers, agricultural traders and exporters, industrial end-users, ship owners, and charterers. Navios also owns and operates a port/storage facility in Uruguay and has in-house technical ship management expertise. Navios maintains offices in Piraeus, Greece, South Norwalk, Connecticut and Montevideo, Uruguay.

Navios’s stock is listed on the NASDAQ Global Market where it’s Common Shares, Units and Warrants trade under the symbols ‘‘BULK’’, ‘‘BULKU’’, ‘‘BULKW’’, respectively. The Company anticipates that its shares of common stock and warrants will begin trading on the NYSE commencing the open of trading on February 22, 2007 under the symbols ‘‘NM’’ and ‘‘NM WS’’, respectively.

Risks and uncertainties are described in reports filed by Navios Maritime Holdings Inc. with the United States Securities and Exchange Commission.

Safe Harbor

This press release may contain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Navios Maritime Holdings Inc. (Navios). Forward looking statements are statements that are not historical facts. Such forward looking statements, based upon the current beliefs and expectations of Navios’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The information set forth herein should be read in light of such risks. Navios does not assume any obligation to update the information contained in this press release.

Public & Investor Relations Contact:
Navios Maritime Holding Inc.
Investor Relations
212-279-8820
investors@navios.com

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